Exhibit 12.1

Zendesk, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) before income taxes	$(112,156)	$(102,806)	$(83,714)	$(67,678)	$(22,350)
Add: fixed charges	4,110	3,432	2,989	3,254	1,121

Total earnings (losses)	$(108,046)	$(99,374)	$(80,725)	$(64,424)	$(21,229)

Fixed charges:
Interest expense	$—	$148	$503	$988	$255
Estimated interest component of rental expense (1)	4,110	3,284	2,486	2,266	866

Total fixed charges	$4,110	$3,432	$2,989	$3,254	$1,121

Ratio of earnings to fixed charges (2)	—	—	—	—	—

(1)	The interest component of rental expense is estimated to be one-third of total rental expense.
(2)	For the purpose of calculating such ratios, “earnings” consist of loss before provision for income taxes plus fixed charges and “fixed charges” consist of interest expense and the portion of rental expense representative of interest expense. Earnings were inadequate to cover the fixed charges by $108.0 million, $99.4 million, $80.7 million, $64.4 million, and $21.2 million for the years ended December 31, 2017, 2016, 2015, 2014, and 2013, respectively.